UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number 002-09048

THE BANK OF NOVA SCOTIA

(Registrant’s name)

40 Temperance Street, Toronto, Ontario, M5H 0B4

Attention: Secretary’s Department (Tel.: (416) 866-3672)

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐   Form 40-F ☒

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in The Bank of Nova Scotia’s registration statement on Form F-3 (File No. 333-282565) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF NOVA SCOTIA

Date: February 2, 2026	By:	/s/ Agnes Varatinskaite
Name: Agnes Varatinskaite
Title: Managing Director, Term Funding and Capital Management

EXHIBIT

Exhibit	Description of Exhibit

5.1	Opinion of Allen Overy Shearman Sterling US LLP, U.S. counsel for the Bank.

5.2	Opinion of Osler, Hoskin & Harcourt LLP, Canadian counsel for the Bank.

23.1	Consent of Allen Overy Shearman Sterling US LLP (included in Exhibit 5.1 above).

23.2	Consent of Osler, Hoskin & Harcourt LLP (included in Exhibit 5.2 above).